UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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China’s HNA Group Tianjin Airlines Purchases 20 E-Jets and 20 E-Jets E2

Brasília, Brazil, July 17th, 2014 - During Chinese President Xi Jinping’s State visit to Brazil, in a signing ceremony witnessed by the Presidents of both nations, Embraer S.A. concluded an agreement for the sale of 40 aircraft to China’s Tianjin Airlines, a subsidiary of the HNA Group. The contract, with an estimated value of USD 2.1 billion at list prices, is comprised of 20 E-Jets and 20 E-Jets E2, which also makes HNA Group Tianjin Airlines the first Chinese airline to order the E-Jets E2 model.

The E-Jet is scheduled for delivery in 2015, and the E-Jet E2 is scheduled for delivery in 2018. This order will be incorporated in Embraer’s backlog as soon as Embraer receives the initial payment from the customer.

“The deal truly marks a significant milestone in our longstanding partnership with the HNA Group and Tianjin Airlines, the operator of the largest fleet of E-Jets in Asia. This new order reinforces the airline's success with Embraer E-Jets. The remarkable achievements of the airline and its contribution to regional aviation in China are a showcase for Embraer aircraft,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “We are proud that we are working together to open new markets and build an air transport network for the benefit of the country.”

“Embraer E190s have been the cornerstone of our regional expansion strategy over the past few years and have allowed us to achieve our development objectives. We see these additional orders as a continuation of both our short-term and long-term growth plans,” said Liu Lu, Executive Chairman & President of Tianjin Airlines. “The twenty new E-Jets E2s will bring us even greater efficiency and flexibility in adding frequencies and expanding markets.”

Since the first E-Jet entering in service in 2004, to date, over 1,000 E-Jets are in services with 65 airlines in 45 countries. While the E-Jets have become a global success, the E-Jets E2 represent Embraer’s commitment to continuously invest in the company’s line of commercial jets and maintain its leadership in the 70 to 130 seats market. The E-Jets E2 adopt state-of-the-art engines in combination with new aerodynamically advanced wings, full fly-by-wire flight controls and advancements in other systems, which will result in significant improvements in fuel burn, maintenance costs, emissions and external noise.

We believe that Embraer-Tianjin Airlines partnership is well established. Tianjin Airlines was the launch customer for the E190 in China and operates the largest E-Jets fleet in Asia with 50 E190s in its fleet. It is also the first carrier in China being appointed as an Authorized Service Center for Embraer aircraft in that country. Recently, the carrier announced to install Embraer AHEAD-PRO system for all its 50 E190s, becoming the first user of this system in China.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

HNA Group Tianjin Airlines was launched as the first regional airline in China in 2009. In 2010, the carrier changed its focus from purely regional operations to a combination of mainline and regional services. Its aim is to become a medium to large-size international airline as it pursues a new “regional aviation and global operations” strategy. In 2011, Tianjin Airlines received the “Best Regional Aviation Airline in China” and “Global Four-star Airlines” awards from Skytrax for its outstanding achievement. Today, the carrier operates a fleet of over 80 jets that serves some 90 domestic and international cities and carries over 8 million travelers.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to purchase them on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer